SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 14 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
      ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                           No        |X|
         ---------------           ----------------

press release
June 14, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

The lower marine riser package (LMRP) containment cap, installed on June 3, continues to collect oil and gas flowing from the MC252 well and transport them to the Discoverer Enterprise drillship on the surface.

In the first 12 hours of June 13 (midnight to noon), approximately 7,720 barrels of oil were collected and 16.9 million cubic feet of natural gas were flared. On June 12, a total of approximately
15,000
barrels of oil were collected and
32.9
million cubic feet of natural gas were flared. The total volume of oil collected by the LMRP cap system since it began operation is approximately
127,000
barrels. A further approximately 22,000 barrels of oil previously had been collected through use of the Riser Insertion Tube Tool and stored in the Discoverer Enterprise.

Between June 9 and 11 approximately 115,000 barrels of collected oil were transferred from storage on the Discoverer Enterprise to the barge Massachusetts between June 9 and 11. The Massachusetts left the MC252 site on June 11 to discharge the oil at a terminal in Mobile, Alabama. Once discharge is complete, the barge will return to the MC252 site.

The volume of oil captured and gas flared
is being updated twice daily on BP's website,
www.bp.com
. The LMRP containment cap has never before been deployed at these depths and conditions, and its efficiency and ability to contain the oil and gas cannot be assured.

Preparations for additional planned enhancements to the LMRP cap containment system continue to progress.

The first planned addition, to operate in addition to the LMRP cap system, will take oil and gas from the choke line of the failed Deepwater Horizon blow-out preventer (BOP) through a separate riser to the Q4000 vessel on the surface. Both the oil and gas captured by this additional system are expected to be flared through a specialised clean-burning system. This system is intended to increase the amount of oil and gas that can be captured from the well and is currently anticipated to begin operations in the next few days.

Preparations are also underway for more permanent and flexible containment system employing floating risers. A manifold has been deployed on the seabed and a suction pile to anchor a riser has been installed. It is currently anticipated that this system will be available to begin first operations around the end of June/early July.

Plans are being developed to further develop these systems and also for further options to provide additional containment capacity and flexibility, in line with requests made by the US Coast Guard.

Work on the first relief well, which started May 2, continues and has currently reached a depth of 13,978 feet. The second relief well, which started May 16, is at 9,022 feet. Both wells are still estimated to take approximately three months to complete from commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Operations to skim oil from the surface of the water now have recovered, in total, almost 475,000 barrels (19.9 million gallons) of oily liquid.

The total length of containment boom deployed as part of efforts to prevent oil from reaching the coast is now around 2.5 million feet (over 470 miles), and almost 3.2 million feet (almost 600 miles) of sorbent boom also has been deployed.

To date, over 51,000 claims have been submitted and more than 26,500 payments have been made, totalling over $62 million.

Additional information

The cost of the response to date amounts to approximately $1.6 billion, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid, and federal costs. This includes new grants of $25 million each to the states of Florida, Alabama and Mississippi and the first $60 million in funds for the Louisiana barrier islands construction project. It is too early to quantify other potential costs and liabilities associated with the incident.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary